ECARX Holdings Inc. Announces US$45.6 million Strategic Investment from Geely Holding Group
London, January 12th, 2026 - ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced that it has entered into a subscription agreement with Geely Investment Holding Ltd. (“Geely Holding”) on January 8th, 2026. Under the terms of the agreement, Geely Holding has agreed to subscribe for and purchase from the Company, through a private placement, a total of 27,297,002 newly issued Class A ordinary shares of the Company at a price of US$1.67 per ordinary share, for a total purchase price of US$45.6 million. The per share price is equal to the volume-weighted average price of the ordinary shares of the Company on Nasdaq for the 20 consecutive trading days immediately preceding the date of the agreement. The closing of the private placement is subject to customary closing conditions and is expected to take place in the near future. The ordinary shares to be purchased by Geely Holding in with this private placement will be subject to a six-month lock-up period with certain customary exceptions.
ECARX intends to use the net proceeds from the offering to accelerate the development of its cutting-edge vehicle hardware and software solutions and scale their deployment to fuel its global expansion, while further strengthening its financial position and liquidity.

Daniel Donghui Li, Executive Vice Chairman of Geely Holding Group, stated: “ECARX has established itself as a key technology partner in the global automotive industry, and this investment underscores Geely’s continued confidence in the company’s long-term vision and technological capabilities. We believe ECARX’s innovative solutions will play an increasingly important role in shaping the future of smart, connected vehicles worldwide.”

Mr. Ziyu Shen, Chief Executive Officer and Chairman of ECARX, commented, “Following the two project wins from Volkswagen Group last year and our deepened strategic partnership with Lotus Tech, this investment will support the build out of our R&D hub in Germany and infrastructure across key growth markets in South America and Southeast Asia, providing us with the R&D, delivery, and supply chain capabilities to fuel our global expansion. Geely Holding’s commitment underscores their strong confidence in our fundamentals at a time when our share price does not fully reflect the long-term opportunities ahead of us. We view this investment as a powerful endorsement of our global strategy and proven ability to capitalize on accelerating demand. As we kick off 2026, we look forward to working closely together to sustain growth momentum.”

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The securities offered in this private placement have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold
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in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ECARX Holdings Inc.
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next‑generation smart vehicles, from the system‑on‑a‑chip (SoC) to central computing platforms and software. As automakers develop new vehicle architectures, ECARX is developing full‑stack solutions to enhance the user experience while reducing complexity and cost.

Founded in 2017 and listed on Nasdaq in 2022, ECARX now has over 1,500 employees based in 13 major locations in China, UK, USA, Brazil, Singapore, Malaysia, Sweden and Germany. To date, ECARX products can be found in approximately 10 million vehicles worldwide.

Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words "expects", "intends", "anticipates", "estimates", "predicts", "believes", "should", "potential", "may", "preliminary", "forecast", "objective", "plan", or "target", and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX's filings with the U.S. Securities and Exchange
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Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
ir@ecarxgroup.com

Media Contacts:
ecarx@christensencomms.com

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